March 8, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549
Attn: Julie Sherman and Daniel Gordon

VIA EDGAR

Re: Intuitive Surgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 3, 2022
File No. 000-30713

Dear Ms. Sherman and Mr. Gordon:

This letter responds to the comment letter (the “Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 1, 2022, with respect to the Form 10-K for the fiscal year ended December 31, 2021, of Intuitive Surgical, Inc. (the “Company”). The Staff’s comments are included for reference below, along with the Company’s response to the Staff’s comments.

Comment: We note your disclosure throughout the filing of your increased business level in China through your majority owned joint venture with Shanghai Fosun Pharmaceutical Group. Please describe to us and revise disclosure in future filings to include discussion and analysis in quantitative and qualitative terms related to your revenues that are attributable to China pursuant to Item 303 of Regulation S-K, or explain to us why additional disclosure is not required. In addition, please explain to us whether there are any material concentrations of revenues included in "OUS" net sales in Note 5 to your financial statements and describe to us in further detail your methodology for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

Response: We generate revenues from the sale of surgical systems, instruments, accessories, and service in China. The nature of the products and services sold in China is similar to those sold in other markets around the world. We have not developed a unique set of products or services for our customers in China or any other country, market, or region. We market and sell our products and services in China in generally the same manner that we do in most other countries and regions where we provide our products and services through a direct sales organization. There are no material differences in how sales are arranged or structured or how pricing or pricing strategy is set or determined.

The size of the robotic surgery market in China has the potential to be large and revenue has been growing at high rates. However, adoption of robotic surgery is at an earlier stage in China as compared to more mature markets, such as the U.S. As such, despite the high growth rates, revenues generated in China were significantly less than 10% of total net revenues for all periods presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (our “2021 Annual Report”). Additionally, surgical procedures, which drive the sale of surgical instruments and accessories, are closely tied with the sale and placement of surgical systems, which are currently limited by a government quota on the sale of such systems. The nature of the quota, including the terms and maximum number of additional systems that we can sell to customers in China, is disclosed in our 2021 Annual Report under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There can be no assurance that an additional quota will be approved. We do not currently expect revenues generated from sales to customers in China to represent a material portion of our total net revenues in at least the next two to three years. In addition, although the U.S. accounted for 67% of total net revenues for the year ended December 31, 2021, OUS net revenues are derived from a large number of geographically disbursed countries.

The Company uses 10% of total net revenues as a quantitative threshold along with qualitative factors for assessing materiality for disclosing country specific revenues in compliance with ASC 280-10-50-41(a). Currently, based on the factors outlined above, neither China nor any other foreign country have revenues that are material either quantitatively or qualitatively.

Furthermore, in preparing management’s discussion and analysis of revenues, we considered all requirements of Item 303 of Regulation S-K, including the key objectives associated with helping the user better understand the results of the Company’s operations and its financial condition, including the identification of trends, uncertainties, and events that are reasonably likely to materially affect the Company’s business. In that regard, when we assessed that the growth or decline in surgical procedure volumes in China were important to a user to understand total revenues or consolidated procedure growth trends for the periods presented, we have included disclosures to that effect. Based on all of the foregoing considerations, we respectfully submit that our discussion of revenues in our 2021 Annual Report meets the requirements of Item 303 of Regulation S-K.

We will continue to monitor the quantitative and qualitative nature of our revenues in China and, if materiality of such revenues increases, we expect to increase the breadth of our discussion and disclosures accordingly in future filings.

We attribute revenues to individual countries based on customer location. In future filings, we will replace the last sentence in the paragraph under the “Segments” header our Financial Statements in Note 2 “Summary of Significant Accounting Policies” to read as follows: “Revenue from external customers is attributed to individual countries based on customer location.”

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 523-7916.

Sincerely,

/s/ Jamie E. Samath
Jamie E. Samath
Senior Vice President and Chief Financial Officer

Cc: Gary S. Guthart, Intuitive Surgical, Inc.
Fredrik C. Widman, Intuitive Surgical, Inc.
Mark Roeder, Latham & Watkins LLP
Jeff Mollenhauer, PricewaterhouseCoopers LLP